UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 000-53548
Commission File Number

GROW CAPITAL, INC.
(Exact name of registrant as specified in its charter)

2485 Village View Drive, Suite 180
Henderson, NV 89074
(702) 830-7919
info@growcapital.com
(Address, including zip code, and telephone numbers,
 including area code, of registrant’s principal executive offices)

Shares of Common Stock, $0.001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☒
Rule 12h-3(b)(1)(i)  ☐
Rule 12h-3(b)(1)(ii)  ☐
Rule 15d-6 ☐

          Approximate number of holders of record as of the certification or notice date: 226

          Pursuant to the requirements of the Securities Exchange Act of 1934 GROW CAPITAL, INC.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 23, 2021	By:	/s/ Terry Kennedy
Terry Kennedy
Chief Executive Officer and Director